LUDVIK CAPITAL, INC.
381 Park Avenue South, Suite 1201
New York, New York 10016
Telephone:  866-641-3507
Facsimile:  917-621-3150

June  9,  2010

Edward M. Kelly, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C.  20549-4631

Ludvik Capital, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 6, 2010
File No. 0-52402

 Dear Mr. Kelly:

We are enclosing a corrected revised Information Statement. We noticed that the revised version  filed on June 4, 2010 inadvertently omitted the complete table of shareholders holding  5% or more the company’s common stock. The original preliminary Information Statement filed May 5, 2010 did include the complete table

We apologize for the oversight.

Edward M. Kelly, Esq.
Senior Counsel
June 9, 2010

The Ludvik Capital, Inc.  acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Isaac H. Sutton

Issac H. Sutton